FORM 6-K

                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of,                   November                            , 2002
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                          Research In Motion Limited
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                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F____________              Form 40-F______X_______


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes______________                 No________X_________


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                DOCUMENT INDEX

Document                                                              Page
  No.

1.      Press Release dated November 21st, 2002                        4


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                                                            Document 1

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For Immediate Release

         Research In Motion To Contest Verdict In NTP Inc. Litigation Research In Motion Maintains Focus On Customers, Partners And Innovation

Waterloo, ON - November 21, 2002 - Research In Motion Limited (RIM) (Nasdaq:
RIMM; TSX: RIM) announced that it will challenge today's jury verdict relating to the complaint filed by NTP Inc. in November, 2001. The complaint alleged that certain RIM products infringed on patents held by NTP Inc. that cover the use of radio frequency wireless communications in electronic mail systems. Today's jury verdict in the United States District Court for the Eastern District of Virginia was in favor of NTP Inc., a holding company and owner of the patents in the lawsuit.

Mike Lazaridis, RIM's President and Co-CEO, commented after the verdict was announced and explained that the verdict has no effect on RIM's patents and other intellectual property. "Although we are disappointed that the jury found for NTP at this stage of the litigation, it is important to understand that this verdict is not final and that it is only one step in a continuing legal process that could take several years or more to formally and finally resolve. The judge has an opportunity to review the jury's verdict. If the verdict is accepted, we will appeal. The validity and enforceability of our own patents were never at issue and are not affected at all by this verdict today. As our legal teams continue with this litigation, we remain focused on our priorities of designing, delivering and supporting innovative wireless solutions for our customers and partners."

Charles Meyer, Chief Legal Officer at Research In Motion added: "Today's jury verdict was wrong as both a matter of law and fact. We firmly believe that the jury verdict was unduly prejudiced by errors in the Court's pre-trial and trial rulings and we will ask the Court to review these issues in a hearing scheduled for February. For procedural reasons, we were not previously able to challenge the court's pre-trial rulings. We are finally at a stage now where we can seek review of all the errors in this case. Decisions of trial courts are often reversed or modified in the appellate court due to the technical complexity of the subject matter and the relative infrequency of patent trials at the District Court level. At the appellate level, a panel of judges with specialized experience and knowledge of patent law reviews the entire record of the case."

The award of damages to NTP in the case remains subject to post-trial motions and appeal and could potentially include a one-time payment by RIM of approximately US$23 million if the jury verdict is accepted. Accordingly, a pre-tax provision of approximately US$23 million will be recorded in the Company's third quarter. The Court will rule on the jury's verdict and other post-trial motions in February. At that time, the judge will also rule whether the jury's finding of willfulness will result in an increase of damages or not. If required, RIM will appeal this ruling and will request a review by the United States Court of Appeal at the Federal Circuit following the Court's judgment in February. RIM is confident that it will prevail upon appeal.

RIM will be hosting a conference call today at 5:30 p.m. to discuss today's jury verdict, which can be accessed by dialing 800-814-4853. The replay of this conference call can be accessed for one week following today's call. The replay can be accessed by dialing 416-640-1917 and entering reservation number 223023 or by visiting www.rim.net/investors/index.shtml.

About Research In Motion (RIM)
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
Tel: 212.771.3644
E-mail: spollard@brodeur.com
        --------------------

Investor Contact:
RIM Investor Relations
Tel: 519.888.7465
E-mail: investor_relations@rim.net
        --------------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.


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                                  SIGNATURES

        Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Research In Motion Limited
                                             ----------------------------------
                                                          (Registrant)

Date: November 22, 2002                      By:     /s/ Dennis Kavelman
      ------------------------                    -----------------------------
                                                         (Signature)
                                                  Dennis Kavelman
                                                  Chief Financial Officer